Exhibit 99.5

News release

TSX, NYSE – HBM

2011 No. 23

HudBay Minerals Releases First Quarter 2011 Results

Strong Production Results; Key Projects Advancing

Highlights

•

Production of all key metals was higher in the first quarter of 2011 compared to the same period last year and remains on track to meet 2011 guidance, with copper production up 23% to 14,386 tonnes, zinc production up 27% to 19,205 tonnes and precious metals production up 31% to 30,006 gold-equivalent ounces[1]

•	Acquisition of Norsemont and its 100% owned Constancia copper project completed in the first quarter of 2011; project optimization and initial stages of construction preparation commenced

•

Significant construction activities continue at Lalor as project remains on budget and on schedule for first production in the second quarter of 2012; optimized feasibility study due in the third quarter of 2011

•	Additional copper-gold mineralization intersected in three separate horizons in copper-gold zone at Lalor

•	Drill intersections in Pampacancha deposit, three kilometers southeast of Constancia, confirm continuity of mineralization, with localized high grade intervals

•	New high-grade copper mineralized zone discovered in exploration drilling at option property 1.8 kilometers from the Reed copper project

Toronto, Ontario – May 16, 2011 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX:HBM) (NYSE:HBM) today released its first quarter 2011 financial results. Net profit attributable to shareholders increased to $16.8 million or $0.11 per share in the first quarter of 2011, compared to $10.6 million, or $0.07 per share, during the first quarter of 2010. Earnings in the first quarter of 2011 included a charge of $5.8 million, or $0.04 per share, for transaction costs associated with the successful acquisition of Norsemont Mining Inc. (“Norsemont”) in March 2011. Earnings grew during the quarter mainly due to higher metal prices and reduced exploration expense, partly offset by lower sales volumes, a stronger Canadian dollar and Norsemont transaction costs.

[1]	Silver production converted to gold equivalent at the average gold and silver realized sales prices during each respective quarter.

“Our operating mines delivered very strong performance during the first quarter of 2011 and we remain confident in our ability to meet our production guidance for the remainder of the year,” said David Garofalo, HudBay’s president and chief executive officer. “After outlining our growth strategy in 2010, which entailed acquiring development stage assets with exploration upside, our current focus is to execute against that strategy. We continued to make significant progress at Lalor and our production timelines for the project remain on track. We have also commenced pre-construction and feasibility study optimization activities at Constancia and expect to make a formal construction decision in early 2012.”

Solid Earnings Growth Due to Strong Metals Prices

During the first quarter of 2011, the company generated net profit attributable to shareholders of $16.8 million or $0.11 per share, which compared to $10.6 million, or $0.07 per share, during the first quarter of 2010. Profit for the first quarters of 2011 and 2010 has been presented in accordance with International Financial Reporting Standards (“IFRS”). Compared to results for the first quarter of 2010 previously reported under Canadian generally accepted accounting standards (“CGAAP”), IFRS earnings for the first quarter of 2010 include additional exploration expenses of $9.2 million related to the Lalor project, in addition to other differences between CGAAP and IFRS described in HudBay’s interim financial statements for the first quarter of 2011.

Co-product costs per unit sold in the first quarter of 2011 were $0.82 per pound copper, $241 per ounce gold and $1.00 per pound zinc.2 Co-product costs of copper and gold were reduced as a result of byproduct credits from the sale of copper bearing material and recovery of additional gold and silver arising from the closure of the copper smelter and refinery.

As previously disclosed, shipments of copper concentrate continued to be affected in the first quarter of 2011 by an insufficient supply of railcars to HudBay’s Manitoba operations and copper concentrate inventory continued to grow during the quarter. Had the approximately 24,000 dry metric tonne (“dmt”) increase in copper concentrate inventory been sold in the first quarter at a copper price of US$4.26 per pound, a gold price of US$ 1,392 per ounce and a silver price of $36.38 per ounce (being the average realized prices for copper and precious metals during the first quarter of 2011), the impact on revenues, earnings before tax and net earnings per share from such a sale is estimated to be an additional $65 million, $37 million and $0.14 per share, respectively.

Railcar availability has improved significantly since the end of the first quarter, and copper concentrate inventories at Flin Flon have been steadily drawn down from a peak level of over 66,000 dmt at March 31, 2011. HudBay expects copper concentrate sales to exceed production in each of the ensuing three quarters of 2011, resulting in the sale of most of the excess inventory by the end of 2011.

[2]

Co-product cash costs and operating cash flow (before changes in non-cash working capital) and are considered non-IFRS measures. See the reconciliation of these measures to IFRS at the end of this release.

Operating Cash Flow Remained Strong

Operating cash flow before changes in non-cash working capital2 decreased to $45.1 million, or $0.29 per share, in 2011 from $49.5 million or $0.32 per share in 2010 mainly as a result of lower sales volumes, offset in part by higher prices received for copper and gold.

Cash, cash equivalents and short term investments decreased from $901.7 million at the end of 2010 to $721.4 million at March 31, 2011.

This was due mainly to the cash component of the Norsemont acquisition, combined with capital expenditures, strategic investments, increases in inventory and other changes in working capital. Together with our unused credit lines, HudBay has available liquidity of $1.0 billion and no debt. While the company believes that the Lalor and Constancia projects can be fully financed from existing resources and future cash flows, it expects to arrange additional debt financing at either the corporate or project level to maintain optimum financial flexibility.

For additional information on HudBay’s first quarter 2011 financial results, please refer to the First Quarter 2011 Supplemental Disclosure document at http://investor.shareholder.com/hbm/reports.cfm.

Lalor Development Proceeds on Schedule;

Feasibility Optimization Expected to be Released in Early Q3 2011

The Lalor project’s development and site construction are proceeding on schedule. As at April 26, 2011, the Lalor project has gone 505 days without a lost time accident and all safety and environmental systems are in place and working well.

The company continues to make significant progress on the planned 3,200 meter access ramp at the Lalor project, having advanced over 2,100 meters from the Chisel North mine as at May 16, 2011. The ramp is intended to extend to the base of the ventilation shaft that is currently under construction by the first quarter of 2012.

During the quarter, HudBay completed the ventilation shaft presink to the 30 meter level and construction is well underway on the headframe and hoist arrangement to support the sinking. The ventilation shaft is scheduled to be completed in the second quarter of 2012. The ventilation shaft will provide increased ventilation flows for further underground development of Lalor, enable more development crews working on the project, provide temporary hoisting of ore and waste until the main production shaft is completed in 2014 and provide a second egress from the underground workings.

Surface site construction has proceeded on several fronts. The access road to the site is complete. All power poles for the site have been installed and full power to the construction site is now available. The temporary substation became operational at the end of February. Water lines for process water and discharge water are being placed and civil work on the pump stations is well underway.

On the main site, construction is proceeding with the completion of the polishing pond (settling pond), and water treatment plant.

Temporary construction trailers have been installed. The ventilation plenum and main shaft collar have been excavated as well as the production hoist foundations. Framing and concrete pours for the hoist foundations are ongoing.

Procurement and tendering is ongoing on the long lead items. The main production hoist and man hoist have been ordered with the man hoist is expected to be delivered in the second quarter of 2011, for installation in the third quarter of 2011. A memorandum of understanding with Dumas Contracting Ltd. has been signed for the production shaft construction contract. With this contract secured, over 55% of the $560 million planned construction commitment at Lalor has been fixed and no material cost escalation has been realized to date.

HudBay is continuing with the metallurgical testing of the Lalor ores, focusing on gold optimization.

This includes variable testing on the primary grind, with and without a regrind circuit, as well as optimization of the reagent used and projected consumption.

Tradeoff studies undertaken by the company indicate that the Lalor orebody is likely sufficient to support the construction of a new concentrator. HudBay is continuing to evaluate options for the capacity and flowsheet of a new concentrator, and expects to be in a position to make a decision on whether to proceed with a new concentrator early in the third quarter of 2011.

The construction of a new concentrator is expected to result in an increase in the company’s overall capital expenditure investment in Lalor compared to refurbishing the existing Snow Lake concentrator. It is also expected to lead to higher daily production levels along with other benefits, which include reduced operating costs, higher gold recoveries in the plant and further production rate scalability.

Hole DUB274W02 Intersects Three Different Horizons at the Lalor Copper-Gold Zone

Exploration is continuing in the Snow Lake Region in and around the Lalor deposit. Hole DUB274W02 intersected the following mineralization:

•	1291.00 to 1297.42 meters (6.42 meters) at 2.63% Cu and 3.33 g/t Au

•	1328.34 to 1328.89 meters (0.55 meters) at 4.60 %Cu and 6.22 g/t Au

•	1536.14 to 1537.73 meters (1.59 meters) at 4.55% Cu and 3.74 g/t Au

These intersections at different horizons of the copper-gold zone suggest a change in the distribution of mineralization. Drilling continues on the copper-gold zone with hole DUB274W03 completed and assays pending. Drill hole DUB280 is in progress. Both holes are intended to define the nature of the lower portion of the zone and are shown on a schematic available at http://www.hudbayminerals.com/ourBusiness/exploration.php.

Along with the drill testing the down-plunge portion of the copper-gold zone, a second drill is conducting a program of periphery drilling around the Lalor deposit and is testing geophysical and geological targets. Results are pending for four recently completed periphery holes, DUB276 to DUB279, and hole DUB281 is underway.

A third drill rig has been testing a target located approximately two kilometers southeast of the Lalor deposit and 1.3 kilometers northwest of the currently active Chisel North mine. Four holes were drilled in the area between 2003 and 2007, each of which intersected scattered copper mineralization hosted in an altered volcanic unit.

Recently completed hole CH1101 intersected 6.40 meters grading 4.80% Cu, 0.18% Zn and 0.92 g/t Au at a depth of 736.00 to 742.40 meters. Wedge hole CH1101W01 intersected scattered copper values at approximately the same depth. The drill was removed from the area because pending spring conditions would have blocked access to the drill. Additional drilling is planned during 2011 to further test this area of mineralization. A fourth drill is cementing drill holes in preparation for mine development.

For additional detail on Lalor, refer to HudBay’s NI 43-101 technical report entitled “Technical Report Lalor Deposit, Snow Lake, Manitoba Canada”, dated October 8, 2009, available at www.sedar.com.

Technical Review of Constancia Feasibility Study Optimization is Ongoing;

Construction Decision Expected in Early 2012

On March 31, 2011, HudBay announced a 2011 pre-construction program for the Constancia project with a total investment of US$116 million. The program contemplates early equipment procurement for long lead items, a resource model update, metallurgy review and pit optimization study, geotechnical and condemnation drilling and a US$9 million exploration program.

HudBay is currently conducting a technical review of the feasibility study optimization (“FSO”) completed by Norsemont in February 2011, in conjunction with a number of initiatives from both its earlier due diligence review and the requirements of the existing FSO project schedule, which currently remains the project base case. Subject to Board approval, HudBay expects construction to begin in early 2012, leading toward the first full year of production by 2016.

This work includes items such as additional resource modelling, geotechnical and hydrogeological studies along with further condemnation drilling. Actions are also underway to move the project forward into the next phase of engineering and to prepare for project construction. To maintain the FSO schedule, procurement of long lead items such as the grinding mills and mining fleet is expected to commence by the end of 2011.

Exploration Drilling Begins at Constancia;

Pampacancha Zone Proving to be Continuous with Localized High Grade Intervals

One drill rig has begun the condemnation drilling program, in preparation for detailed engineering of the Constancia project. A second drill rig will be mobilized from Pampacancha and will be added to the condemnation program in mid-May 2011. By the end of May 2011, four drill rigs will be on site to facilitate the collection of geotechnical data.

Exploration was conducted with two drill rigs through the first quarter of 2011. Pampacancha will continue being evaluated with three drill rigs that will be on site once regulatory authorization is granted, which is expected in May 2011. The focus is the Pampacancha skarn prospect.

“The Pampacancha zone is proving to be continuous with localized high grade intervals of copper-gold skarns,” said Cashel Meagher, Vice President, Exploration. “We expect that Pampacancha will become an important mine optimization option for high-grade feed early in the Constancia mine life.”

A plan map showing the location of the recent results can be viewed at http://www.hudbayminerals.com/ourBusiness/exploration.php. Of particular note are:

•

Hole PO-11-049 which intersected 36.10 meters (from 122 to 158.10 meters) of 1.03% Cu and 0.49 g/t Au, including 21.15 meters (from 128.05 to 149.20 meters) of 1.68% Cu and 0.80 g/t Au. This hole indicates that the skarn mineralization system remains open to the west and northwest. It is located in what is known as Sector Three, located 427 meters North West of discovery hole PR-08-008.

•

Hole PO-11-058, located 40 meters west of hole PR-08-008, intercepted 30.25 meters (from 165 to 195.25 meters) averaging 1.03% Cu, 565 ppm Mo, and 0.42 g/t Au (1.72% Cu-Eq), including 21.20 meters (from 174.05 to 195.25 meters) of 1.41% Cu, 791 ppm Mo and 0.58 g/t Au (2.37% Cu-Eq). Additionally, a 0.80 meter, high-grade Au structure (from 53.60 to 54.40m) returned 33.67 g/t Au.

•

Hole PO-11-064, located 137 meters southwest of hole PR-08-008 intercepted 38.95 meters (from 129.05 to 168 meters) of 1.09% Cu and 0.61 g/t Au (1.64% Cu-Eq), including 32.10 meters (from 129.90 to 162 meters) of 1.29% Cu and 0.70 g/t Au (1.93% Cu-Eq). Additionally, a 0.50 meter structure (from 220.50 to 221.00 meters) returned 12.82 g/t Au.

Holes PO-11-064 and Hole PO-11058 suggest that the mineralized horizon remains open to the West. Other results that confirm the continuity of the Pampacancha skarn mineralization include:

•	PO-10-043: 30.95 meters of 1.17% Cu, 11.6 g/t Ag and 0.41 g/t Au

•	PO-11-054: 45.00 meters of 0.58% Cu, 3.3 g/t Ag and 0.25 g/t Au

•	PO-11-057: 63.50 meters of 0.62% Cu, 3.8 g/t Ag and 0.31 g/t Au

•	PO-11-051: 61.70 meters of 0.57% Cu, 4.0 g/t Ag and 0.25 g/t Au

•	PO-11-055: 1.85 meters of 0.20% Cu, 15.1 g/t Ag and 12.81 g/t Au

•	PO-11-059: 66.80 meters of 0.80% Cu, 19.32 g/t Ag and 0.22 g/t Au

Compilation and interpretation of recent results is ongoing. For the remainder of 2011, HudBay’s exploration plans will be as follows:

•	The mobilization of surface geophysics crews to the Pampacancha and Chilloroya prospects by the end of May 2011 to target further potential mineralization

•	Increased drilling at Pampacancha once exploration permits are approved

•

Surface recognition and preliminary evaluation of the precious-metal potential of the volcanic area located at the eastern sector of the Constancia mining holdings. The surface work started on April and is currently underway.

For additional detail on Pampacancha and the Constancia project generally, refer to Norsemont’s NI 43-101 technical report entitled “Norsemont Mining Constancia Project Technical Report 21 February 2011”, available under Norsemont’s profile at www.sedar.com.

Reed Copper Project

Pursuant to a joint venture with VMS Ventures Inc, (“VMS”), HudBay has a 70% interest in the Reed copper project, which is a high-grade near surface copper deposit that could be accessed via a ramp with the ore trucked to HudBay’s Flin Flon concentrator.

A feasibility study and the technical activities required for permitting, including metallurgical and geotechnical testing and mine design, are underway with the expectation of a construction decision by year-end.

Two surface drill rigs are currently operating near the Reed project. These drills are testing geophysical targets on properties optioned from VMS to HudBay. A recent hole, RLE004, intersected two short sections of copper mineralization hosted in both basalt and rhyolite volcanic units and associated with a VTEM conductivity and magnetic anomaly. A down-hole EM survey conducted on hole RLE004 indicated two zones of stronger conductivity away from the hole. Hole RLE006 tested these anomalies and intersected the following zones of mineralization:

•	7.18 meters (133.89 to 141.07 meters) of 7.44% Cu, 0.23% Zn, 0.48 g/t Au and 7.57 g/t Ag

•	44.49 meters (214.00 to 258.49 meters) intersected of 0.79% Cu, 0.39% Zn, 0.16 g/t Au and 1.58 g/t Ag

Holes RLE004 and RLE006 are located approximately 1.8 kilometers northeast of the Reed project and represent a separate mineralized zone. One drill will continue to test this new zone once helicopter support is established. The second drill will continue to test other targets on the option properties.

Exploration Drilling Continues to Follow-up on Deep Zone Extensions at Back Forty

Exploration with joint venture partner Aquila Resources Inc. (“Aquila”) at the Back Forty project in the Upper Peninsula of northern Michigan is ongoing with three drill rigs in operation.

One drill rig continues to follow-up on the deep drilling results reported by Aquila in holes LK-479 and LK-484. The second drill rig is targeting an extension of the deep zone immediately beneath the known deposit.

The third drill rig is currently drilling geotechnical holes. Permits are anticipated by the end of May to enable testing of EM anomalies within a kilometer east of the known deposit.

Preparation for the permit application and economic assessment are ongoing. Current engineering efforts are focusing on the optimal size and scope of the project and guidance will be given before year end. HudBay is targeting to complete a feasibility study and submit a permit application by the second quarter of 2012.

Key Financial Results

	Three Months Ended March 31
($000s except per share amounts)	2011	2010
Revenue	177,345	241,306
Profit before tax	33,590	34,989
Profit attributable to owners of the Company	16,797	10,583
Operating cash flow[1,2]	45,106	49,485
Basic and diluted EPS[3]	$0.11	$0.07
Operating cash flow per share[1,2]	$0.29	$0.32
Cash and cash equivalents and short term investments	721,406	901,693

Total assets	2,524,551	2,092,060

[1]	Operating cash flow and operating cash flow per share are considered non-IFRS measures. See the reconciliation of these measures to IFRS at the end of this news release.
[2]	Before changes in non-cash working capital.
[3]	Earnings per share.

Non-IFRS Measures

Operating cash flow before changes in non-cash working capital, operating cash flow per share, cash cost per pound of zinc sold and co-product cash costs per unit sold are included in this news release because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the news release helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three months and year ended March 31, 2011 and March 31, 2010.

This measure is intended to provide an indication of HudBay’s operating cash flow generation prior to the impact of fluctuations in working capital accounts, including taxes payable and receivable (but excluding the effect of OCI items). Under CGAAP, “Changes in non-cash working capital” in the statement of cash flows included changes in taxes payable and receivable (but excluding the effect of OCI items), whereas IFRS presentation requires that taxes paid be presented separately in the statement of cash flows.

This non-IFRS measure generates results that are comparable to HudBay’s previous non-GAAP presentation of Operating cash flow before changes in non-cash working capital.

	Three Months Ended March 31
($000s except as noted)	2011	2010
Cash (used in) generated by operating activities, per financial statements	(7,343)	64,370
Adjustments:
Changes in taxes receivable	12,581	(10,797)
Changes in tax payable, excluding effect of OCI items	29,030	(4,859)
Changes in non-cash working capital	10,838	799

Operating cash flow before changes in non-cash working capital	45,106	49,513

Weighted average shares outstanding	156,008,830	153,650,452

Operating cash flow per share	$0.29	$0.32

Cash cost per pound of zinc sold

HudBay’s cash cost per pound of zinc sold for our HBM&S operations, net of by-product credits, for the first quarter of 2011 was negative US$0.41 per pound compared to negative US$0.34 per pound in 2010, as calculated in the following table.

	Three Months Ended March 31
($000s except as noted)	2011		2010

Other cost of sales		94,871		142,633
Selling and other operating expense		1,811		686

		96,682		143,319

Less by-product credits[1]		(118,626)		(166,486)

Cash cost net of by-products		(21,944)		(23,167)
Exchange rate (US $1 to C$)[2]		0.986		1.041

Cash cost net of by-products	US	(22,256)	US	(22,255)
Zinc sales (000’s lbs.)		54,847		65,623

Cash cost per pound of zinc sold, net of by-product credits in US $/lb.	US	(0.41)	US	(0.34)

[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

HudBay’s calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

Co-product cash costs per unit sold

Commencing in the third quarter of 2010, we introduced co-product cash costs as a new non-IFRS measure. We believe that these costs serve as meaningful indicators for investors to evaluate our operations.

Costs for the first quarter of 2010 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shut down in 2010.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for our Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and general and administrative expenses (in both cases, excluding costs not related to our HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold.

In order to present a cost per finished unit sold, we also add to these costs third party treatment and refining costs, which are deducted from revenue in our financial statements.

Zinc oxide production is treated as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses and zinc oxide revenues are deducted from total zinc cash costs. Similarly, silver production is treated as a by-product of gold production.

Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs.

While the impact of fluctuating metals prices is expected to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgement is also required in determining how costs should be allocated among metals.

Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals.

Three Months Ended March 31, 2011

($000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	24,839	63,819	6,213	94,871
Treatment and refining costs[1]	4,369	—	1,053	5,422

	29,208	63,819	7,266
Zinc oxide and by-product revenues	(13,872)	(8,886)	(4,141)

Co-product costs	15,336	54,933	3,125
Sales volume[2]	18,600	54,846	12,951

Co-product cash costs per unit[3] sold	$0.82	$1.00	$241

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.
[3]	Copper and zinc costs are per pound and the gold cost is per troy oz.

Please also see HudBay’s consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the quarter ended March 31, 2011, which are available under HudBay’s SEDAR profile at www.sedar.com and HudBay’s website at www.hudbayminerals.com. All amounts are in thousands of Canadian dollars unless otherwise noted.

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/MDAQ111pdf

Financial Statements:

http://media3.marketwire.com/docs/FSQ111.pdf

First Quarter 2011 Supplemental Disclosure

http://media3.marketwire.com/docs/SUPPQ11.pdf

Conference Call and Webcast

Date:	Tuesday, May 17, 2011
Time:	10 a.m. ET
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3415 or 877-974-0446
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4435076#

The conference call replay will be available until midnight (Eastern Time) on May 24, 2011. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North, Central and South America principally focused on the discovery, production and marketing of base and precious metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Qualified Person

The technical and scientific information in this news release has been prepared by or under the supervision of Cashel Meagher, P.Geo. Mr. Meagher is a “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s intentions respecting Norsemont and its Constancia project, the Company’s ability to develop its key projects, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, mine life projections, and business and acquisition strategies. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor, Constancia and Fenix projects on an economic basis and in accordance with applicable timelines, geological and technical conditions, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay's Annual Information Form under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action.

Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay's business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

Note to United States Investors

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of HudBay’s annual information form for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in HudBay’s Form 40-F filed on March 31, 2011 (File No. 001-34244).

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For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com